QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements as at July 31, 2005 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) and the unaudited interim financial statements for the six months ended January 31, 2006. All dollar amounts herein are expressed in United States dollars unless otherwise stated.

This MD&A is prepared as of March 3, 2006.

1.2 Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. Currently it does not have an active exploration project, but is actively searching for a new acquisition. Quartz Mountain continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with substantial upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company’s shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of Hunter Dickinson Inc. ("HDI"), an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2005	2004	2003

Current assets	$687,280	$693,697	$499,094
Mineral properties	1	–	12,915
Total assets	687,281	693,697	512,009

Current liabilities	12,659	22,849	28,542
Shareholders’ equity	674,622	670,848	483,467
Total liabilities and shareholders’ equity	$687,281	$693,697	$512,009

Consolidated Statements of Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2005	2004	2003

Exploration	$–	$–	$8,086
Foreign exchange gain	(47,485)	(22,225)	(40,487)
Interest income	(15,127)	(11,605)	(11,762)
Legal, accounting and audit	35,505	16,637	7,550
Mineral property investigations	27,125	44,848	–
Office and administration	66,864	62,963	10,434
Regulatory, trust and filing	18,523	22,338	17,023
Write-down of mineral property interests	–	15,210	1,271
Loss (income) for the year	$85,405	$128,166	$(7,885)

Basic and diluted loss (income) per share	$0.01	$0.01	$(0.00)

Weighted average number of common shares
outstanding	11,694,601	10,091,648	9,117,231

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30
	2006	2005	2005	2005	2005	2004	2004	2004

Current assets	$652,357	$693,187	$687,280	$687,643	$770,694	$721,880	$693,697	$744,722
Mineral properties	1	1	1	–	–	–	–	–
Total assets	652,358	693,188	687,281	687,643	770,694	721,880	693,697	744,722

Current liabilities	12,658	16,163	12,659	9,927	60,710	38,864	22,849	20,420
Shareholders’ equity	639,700	677,025	674,622	677,716	709,984	683,016	670,848	724,302
Total liabilities and
shareholders’ equity	652,358	693,188	687,281	687,643	770,694	721,880	693,697	744,722

Working capital	639,699	677,024	674,621	677,716	709,984	683,016	670,848	724,302

Expenses
Foreign exchange loss (gain)	(21,820)	(21,995)	(16,999)	8,407	14,088	(52,981)	(4,532)	6,205
Interest income	(5,209)	(4,384)	(3,653)	(5,516)	(2,832)	(3,126)	(2,647)	(2,972)
Legal, accounting and audit	22,948	693	5,326	893	19,058	10,228	7,597	(3,044)
Mineral property
investigations	–	–	–	6,005	–	21,120	42,101	–
Office and administration	28,351	21,855	17,206	16,797	21,189	11,672	8,445	6,879
Regulatory, trust and filing	13,055	1,428	1,214	5,682	10,708	919	1,116	5,237
Loss (income) for the period	$37,325	$(2,403)	$3,094	$32,268	$62,211	$(12,168)	$52,080	$12,305

Basic and diluted loss
(income) per share	$0.00	$(0.00)	$0.00	$0.00	$0.01	$(0.00)	$0.00	$0.00

Weighted average number of
common shares outstanding
(thousands)	11,889	11,889	11,889	11,889	11,828	11,178	11,178	9,853

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Loss in the quarter ended January 31, 2006 decreased from $62,211 in the quarter ended January 31, 2005 to $37,325 due to foreign exchange gains as against foreign exchange losses in fiscal 2005, and increased interest income in fiscal 2006. This was offset slightly by an increase in office and administration and regulatory, trust and filing expenses.

The foreign exchange gain for the period ended January 31, 2006 was due mainly to a strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held) against the United States dollar as compared to a weakening of the currency in the comparative quarter of fiscal 2005.

For the six months ended January 31, 2006 office and administration costs increased to $50,206 from $32,861 in fiscal 2005 due to an increase in administrative related salary costs.

1.6 Liquidity

At January 31, 2006, the Company had working capital of approximately $640,000 which is sufficient to fund expected (i) administrative costs, and (ii) mineral property investigations, for the next twelve months.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to acquire a major mineral property acquisition, but has sufficient funding to investigate potential acquisitions. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in most of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company had no commitments for capital expenditures as at January 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the six months ended January 31, 2006, the Company paid HDI $34,522(2005 – $28,442) for such services.

Exploration advances to and from HDI have occurred in the normal course, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

None in current period and comparative period of prior year.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at March 3, 2006, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to possible presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				11,889,426

Warrants	April 19, 2006	C$0.37	1,510,000	1,510,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, which address future property investigation, future production, reserve potential, exploration and exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, the availability of mineral properties for investigation, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.